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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 11 Feb 2002 07:32:55 PM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News Release - Limited Moomba Gas Supply

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

12 February 2002

Limited Moomba Gas Supply

Santos Ltd advises that yesterday an area of pipework at the Moomba Gas Plant was identified as requiring rectification on a priority basis.

This has required gas supply to be significantly curtailed.

Action is currently being taken to carry out the necessary rectification work.

It is not yet possible to estimate with certainty how long it will be before normal gas supply can be resumed but the Company is targeting additional gas availability from this evening, with resumption of regular supply from tomorrow morning.

Santos personnel continue to work actively with outside suppliers and authorities to minimise potential disruption to customers.

An update will be provided by 4pm this afternoon.

Media contact:

For further information contact Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Tue 12 Feb 2002 02:21:21 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News Release - Moomba Gas Plant in
: ProductionStart-Up

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

12 February 2002

Moomba Gas Plant in Production Start-Up

Further to the release earlier today, Santos Ltd advises that the necessary rectification of Moomba Gas Plant process pipework has been completed and start-up procedures are underway. The Company is targeting supply of first gas tonight and resumption of regular supply of production to our customers at Moomba by midday tomorrow.

Media contact:

For further information contact Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)